Exhibit 99.27

KOLIBRI GLOBAL ENERGY INC.

3623 Old Conejo Road, Suite 207

Newbury Park, California 91320

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the shareholders of Kolibri Global Energy Inc. (the “Company”) will be held at 10th Floor – 595 Howe Street, Vancouver, British Columbia, V6C 2T5, on Tuesday, July 19, 2022 at the hour of 09:00 a.m. (local time in the City of Vancouver, British Columbia), and any adjournments thereof, for the following purposes:

1.	to receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditors’ report thereon for the financial year ended December 31, 2021;

2.	to fix the number of directors at five (5);

3.	to elect directors for the ensuing year;

4.	to appoint the auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors;

5.	to consider and, if thought appropriate, to approve an ordinary resolution confirming, ratifying and approving the Company’s Restricted Share Unit Plan, as more particularly described in the management information circular accompanying this notice of meeting; and

6.	to transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice of meeting.

This year, out of an abundance of caution, to proactively deal with the unprecedented public health impact of corona virus disease, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, although we plan to hold an in-person meeting, we strongly recommend that shareholders vote by proxy or voting instruction form in advance of the meeting and DO NOT attend the meeting in person. Only the matters referred to in the accompanying Notice of Meeting will be addressed at the meeting.

Shareholders can join the meeting by telephone by requesting the dial-in details to our conference line from Katie Peterson at kpeterson@kolibrienergy.com. Please dial-in 5-10 minutes prior to the scheduled start time.

Shareholders who dial-in to our conference line will be not able to vote through this method. We recommend that you vote by proxy or voting instruction form in advance of the meeting.

DATED this 13th day of June, 2022.

By Order of the Board of Directors of
Kolibri Global Energy Inc.

“Wolf Regener”
WOLF REGENER
President and Chief Executive Officer